

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

VIA U.S. MAIL

Lin Xiangfeng
Chief Executive Officer
Yellowcake Mining Inc.
#1801 Building B. Hai Song Da Shue
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

> **Re:** **Yellowcake Mining Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed January 24, 2011**
> **Form 8-K/A**
> **Filed January 25, 2011**
> **File No. 0-52293**

Dear Mr. Xiangfeng:

We have reviewed your amended preliminary information statement and your letter of response dated January 24, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Please note that the page references contained herein are to those that appear as a result of printing your filing from the Commission's EDGAR Web site.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Form 8-K/A filed January 25, 2011

General

1.   Please be sure to address each portion of each numbered comment, and in your letter of response indicate precisely where in the marked version of the affected document you have made the responsive change.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

2.   Please mark the cover page of your revised Schedule 14C filing with the appropriate amendment number, as Rule 14c-101 (Schedule 14C) requires.

3.   In our teleconference with your counsel today, he conceded that the extent of your revised disclosure in response to comment 2 from our letter to you dated January 18, 2011, is limited to part of a sentence which now indicates that your new name reflects your "current business focus of seeking to merge with a business that focuses on the manufacturing and sale of communications and digital products." However, as a result of the teleconference, it is our understanding that counsel's position regarding the reality of the change of control and the current status of the company includes the following items:

- The company was a shell company prior to the December 2010 transactions with Ms. Xiuhong, and the company remains a shell company today (we note also your response to prior comment 3);
- Nothing has essentially changed about the company or its business focus, insofar as it seeks a business combination, and this is the principal business it conducted prior to the December 2010 transactions, notwithstanding the statement in the most recent Form 10-K that "our company may have difficulties raising capital until we locate a prospective property through which we can pursue our plan of operation";
- The company is essentially an inactive mining company (albeit with no properties), and if for whatever reason it is unable to consummate a business combination transaction with a communications or digital products company within the next six months, it will revert to being an inactive mining company hopeful of acquiring mining properties or engaging in a business combination with another mining company; and
- There are no agreements with new management and there is nothing material to be added regarding executive compensation.

Please ensure that the revised preliminary information statement and amended Form 8-K provide consistent and current disclosure regarding these matters.   In your response, indicate precisely where disclosure regarding each of these points appears in the Form 8-K/A and revised Pre14C.

Form 8-K/A filed January 25, 2011

4.   As discussed with counsel today, we do not believe that you have adequately addressed the issues we raised in prior comment 3 of our letter to you dated January 18, 2011. With regard to the disclosure that Form 10 would require, it is not apparent where you have publicly disclosed new, updated, or changed information it would otherwise require in these circumstances. As examples only, you do not appear to provide current or complete information regarding the matters which are the subject of Items 101, 303, 404, and 407 of Regulation S-K. Please further amend the Form 8-K accordingly. If you believe this information is set forth in documents you have already publicly filed, please provide us with all the particulars, including page numbers and the date(s) each filing was made.

5.   In response to prior comment 4 from our letter to you dated January 18, 2011, you disclosed that Mr. Lin founded and is chairman of a company that is "engaged in wholesale, retain [sic] and after-sales service business for information technology communication products." Discuss whether and how his roles with Shenzhen Dong Sen Mobile Communications Technology are expected to affect his role with SKY Digital and the pursuit of its "current business focus." With a view toward expanded disclosure, also discuss whether there are any company policies or restrictions or limitations in place relating to current or future related party transactions or business combination transactions between related parties. Finally, discuss what percentage of his professional time Mr. Lin expects to devote to SKY Digital's business and affairs.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Reid, Esq.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725 (fax)